UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 18, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice of Results of Stock Repurchase through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 18, 2016

Notice of Results of Stock Repurchase

through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

NTT DOCOMO, INC. (“the Company”) hereby announces that it repurchased shares of its common stock today, pursuant to the announcement made on May 17, 2016, as described below.

1.	Reason for Stock Repurchase

To improve capital efficiency and to enable the flexible implementation of the Company’s capital policy in response to changing business environment.

2.	Details of Repurchase

(1)	Class of shares repurchased: Common stock

(2)	Total number of shares repurchased: 9,021,000 shares

(equal to 0.24% of total issued shares excluding treasury shares)

(3)	Aggregate repurchased amount: 24,433,378,500 yen

(4)	Date of repurchase: May 18, 2016

(5)	Method of repurchase: Through the Tokyo Stock Exchange Trading Network Off-Auction Own

                                              Share Repurchase Trading System (ToSTNeT-3)

(For reference)

Details of the resolution approved at the board of directors’ meeting held on January 29, 2016.

(1)	Class of shares to be repurchased: Common stock

(2)	Total number of shares to be repurchased: Up to 220,000,000 shares

(equal to 5.67% of total issued shares excluding treasury shares)

(3)	Aggregate repurchase amount: Up to 500,000,000,000 yen

(4)	Repurchase status as of May 18, 2016:

i.	Total number of shares repurchased: 129,888,062 shares

ii.	Aggregate repurchased amount: 331,919,184,228 yen

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 70 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.